December 8, 2023

VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance, Office of Life Sciences 100 F Street, N.E. Washington, D.C. 20549 Attention: Frank Wyman & Ibolya Ignat	FOIA Confidential Treatment Request Confidential Treatment Requested by Kiniksa Pharmaceuticals, Ltd. under 17 C.F.R. § 200.83

Re:	Kiniksa Pharmaceuticals, Ltd.
Form 10-K for the fiscal year ended December 31, 2022
Filed March 2, 2023
File No. 001-38492

Ladies and Gentlemen:

On behalf of Kiniksa Pharmaceuticals, Ltd. (“Kiniksa Bermuda” or the “Company”), we hereby submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on November 16, 2023 that relates to the Company’s Form 10-K for the fiscal year ended December 31, 2022 (File No. 001-38492) filed with the Commission on March 2, 2023 (the “Form 10-K”). The numbered paragraph below corresponds to the numbered comment in the Staff’s letter and the Staff’s comment is presented in italics.

Rule 83 Request for Confidential Treatment

In accordance with Rule 83 of the Rules of Practice of the Commission (17 C.F.R. §200.83), this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter (the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of all or a portion of the Confidential Material made pursuant to the FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

Pursuant to Rule 83, a copy of this request (but not the Confidential Information) is also being delivered to the Freedom of Information Act Officer of the Commission.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

(808) 451-3453

Clarendon House, 2 Church Street, Hamilton HM11, Bermuda

Form 10-K for the fiscal year ended December 31, 2022

Notes to Consolidated Financial Statements

14. Income Taxes, page F-39

1.	In 2021 and 2022, you completed intra-entity asset transfers to Kiniksa UK that resulted in a $185.5 million tax benefit in 2022. Please provide us a summarized analysis supporting your accounting treatment for these transactions, including key terms governing each transfer of intellectual property, the nature and amount of consideration paid by Kiniksa UK and relevant tax regulations. Describe and quantify the methods and key assumptions that you used to determine fair values for the transferred assets. Explain your basis for not recognizing a taxable gain corresponding to the stepped-up tax basis arising from these transactions. Refer us to the technical guidance upon which you relied. Please provide us with proposed disclosure to be included in future filings. In addition, provide us with copies of the supporting Asset Transfer Agreements.

Please provide us a summarized analysis supporting your accounting treatment for these transactions, including key terms governing each transfer of intellectual property, the nature and amount of consideration paid by Kiniksa UK and relevant tax regulations.

The Company and its wholly owned subsidiaries, are a biopharmaceutical group focused on discovering, acquiring, developing, and commercializing therapeutic medicines for patients suffering from debilitating diseases with significant unmet needs. Kiniksa Pharmaceuticals (UK), Ltd. (“Kiniksa UK”), a wholly owned subsidiary of Kiniksa Bermuda, is a private company organized under the laws of England and Wales, and therefore subject to corporate income taxes under the Corporation Tax Act (“CTA”) of the United Kingdom (the “UK”).

The $185.5 million tax benefit referenced above relates to the release of a UK valuation allowance in the third quarter of 2022. Separately and prior to the valuation allowance release, the Company engaged in three intra-entity asset contributions that occurred in 2021 and 2022. We have provided more information below:

Release of Valuation Allowance on Kiniksa UK Deferred Tax Assets

Below is the disclosure from the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022:

In the third quarter of 2022, the Company assessed the valuation allowance on its UK deferred tax assets and considered positive evidence, including cumulative UK income in recent years, continued commercial execution of ARCALYST, and expectations regarding future profitability. After assessing both the positive and negative evidence, the Company determined it was more likely than not that its UK deferred tax assets would be realized in the future and released the associated valuation allowance as of September 30, 2022.

This resulted in an income tax benefit of $185.5 million for the year ended December 31, 2022.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Intra-entity Asset Contributions

In 2021 and 2022, Kiniksa Bermuda effected three intra-entity asset contributions (together, the “Contributions” and each, a “Contribution”) to Kiniksa UK. On January 7, 2021, Kiniksa Bermuda contributed all of its rights, title and interest in, among other things, certain contracts, intellectual property (“IP”) rights, product filings and approvals and other information, plans and material owned or controlled by the Company insofar as such assets related exclusively or primarily to rilonacept (commercially known as ARCALYST) to Kiniksa UK in exchange for one ordinary share of Kiniksa UK. On February 18, 2022, Kiniksa Bermuda contributed exclusive rights to develop, manufacture and commercialize mavrilimumab (“Mavri”) in a defined territory substantially including the Asia Pacific region, excluding Japan, to Kiniksa UK in exchange for one ordinary share of Kiniksa UK. On July 1, 2022, Kiniksa Bermuda contributed all of its rights, title and interest in, among other things, certain contracts, IP rights, product filings and approvals and other information, plans and materials owned or controlled by the Company insofar as such assets related exclusively or primarily to vixarelimab (“Vixa”), to Kiniksa UK in exchange for one ordinary share of Kiniksa UK.

Under the current laws of Bermuda, income tax is not charged or levied on an exempted company’s income, and as a result, no such tax was imposed as a result of the Contributions. The Contributions did not include or involve any assets from the Company’s US-based subsidiary, Kiniksa Pharmaceuticals Corp. (“Kiniksa US”), and Kiniksa US did not incur any corporate income taxes as a result of the Contributions.

Under Section 845 (1)-(3) CTA 2009, a transfer of an intangible asset to a company from a related party is treated for all purposes of UK tax law as being at market value provided that the asset is a chargeable intangible asset in relation to the transferee immediately after the transfer. Kiniksa Bermuda and Kiniksa UK are related parties for the purposes of UK law because Kiniksa Bermuda owns 100% of Kiniksa UK’s issued and outstanding share capital. The assets acquired by Kiniksa UK as a result of the Contributions were accounted for as intangible assets under UK GAAP and have a continuing use in the Company’s activities. As a result, such assets constitute Intangible Fixed Assets (“IFAs”) for UK tax purposes. Therefore, the Contributions are properly treated as being transfers at market value under UK tax law. The assets will be amortized on a straight-line basis over their expected useful economic life for tax purposes.

Notwithstanding the foregoing application of UK tax and statutory account rules, under US GAAP there is zero book basis in the IP transferred pursuant to the Contributions since the IP was internally developed at Kiniksa Bermuda and all research and development costs were expensed as incurred in accordance with Accounting Standards Codification (“ASC”) 730, Research and Development.

Kiniksa UK recorded a deferred tax asset on its balance sheet under ASC 740-10-25-2, which provides that an entity must recognize deferred tax assets and deferred tax liabilities for taxable or deductible temporary differences between the tax basis of an asset or liability and the book basis of such asset or liability recognized in the Company’s financial statements, unless an exception applies. The Company recorded a deferred tax asset pursuant to ASC 740-10-25-2 because the assets transferred in the Contributions had a financial statement cost basis of zero and an aggregate tax basis equal to the fair market value (“FMV”) of such assets. The Company determined that the FMV at the time of each relevant Contribution was $[***] million for rilonacept, $[***] million for Mavri, and $[***] million for Vixa, in each case, calculated using the DCF Method (as defined below), as described further below.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Describe and quantify the methods and key assumptions that you used to determine fair values for the transferred assets.

The Company engaged third party experts to assist it in determining the fair value of the transferred IP rights conforming to the standards established under the Organization for Economic Co-operation and Development’s Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations (the “OECD Guidelines”). Pursuant to the OECD Guidelines, the Company valued each transferred IP based on a discounted cash flow method (the “DCF Method”). Under the DCF Method, the Company considered key assumptions and inputs for each asset based upon third party financial data points and generally accepted valuation approaches for determining the value of IP to be transferred between related parties. The key assumptions used by the Company included: (i) for rilonacept only, forecasted cash flows attributable to commercial operations; (ii) for Mavri and Vixa only, future cash flows related to agreements with third parties for the use of the applicable IP (e.g., regulatory, developmental and commercial milestones, royalties, guaranteed upfront payments and other similar contractual payments); (iii) the probability of success of the receipt of the relevant cash flows or achievement of the relevant milestones specified in (i) and (ii) above (ranging from [***]% to [***]%); and (iv) discount rates (ranging from [***]% to [***]%) used to calculate the present value of the future expected cash flows.

With respect to each Contribution, the range of IP valuations are set forth below:

(in millions $US)	Rilonacept	Mavri	Vixa
Upper Scenario	[***]	[***]	[***]
Median (Selected)	[***]	[***]	[***]
Lower Scenario	[***]	[***]	[***]

Explain your basis for not recognizing a taxable gain corresponding to the stepped-up tax basis arising from these transactions. Refer us to the technical guidance upon which you relied.

Kiniksa Bermuda is an exempted company incorporated under the laws of Bermuda. Under the current laws of Bermuda, income tax is not charged or levied on an exempted company’s income. Kiniksa Bermuda was the economic owner of assets related to rilonacept, Mavri, and Vixa prior to the above-described asset contributions. Accordingly, there was no tax liability in Bermuda related to the asset contributions.

Please provide us with proposed disclosure to be included in future filings.

Commencing with the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, absent any changes in facts, relevant law or regulations, or interpretations thereof that would necessitate changes to the below, the Company intends to include the following disclosure in the relevant Note to its Consolidated Financial Statements as follows:

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

In 2021 and 2022 the Company engaged in a series of intra-entity asset transfers to contribute assets to its wholly owned UK subsidiary.

In January 2021, in connection with its launch readiness activities, Kiniksa Pharmaceuticals, Ltd. (“Kiniksa Bermuda”) contributed all of its rights, title and interest in, among other things, certain contracts (including the Regeneron Agreement), intellectual property rights, product filings and approvals and other information, plans and materials owned or controlled by the Company insofar as they related exclusively or primarily to ARCALYST to Kiniksa Pharmaceuticals (UK), Ltd. (“Kiniksa UK”), a wholly owned subsidiary of Kiniksa Bermuda.

In February 2022, Kiniksa Bermuda contributed its exclusive rights to develop and commercialize mavrilimumab in the Huadong Territory to Kiniksa UK. In July 2022, Kiniksa Bermuda contributed all of its rights, title and interest in, among other things, certain contracts (including the Biogen Agreement), intellectual property rights, product filings and approvals and other information, plans and materials owned or controlled by the Company insofar as they related exclusively or primarily to vixarelimab to Kiniksa UK.

The Company did not incur tax liabilities on any of these intra-entity transfers since the transferor, Kiniksa Bermuda, is exempt from income tax in Bermuda, its jurisdiction of incorporation. Kiniksa UK accounted for the intra-entity transfers as transfers of assets between related parties and received stepped up tax bases in the contributed intellectual property assets, equal to the fair value of the assets at the time of transfer. The fair value of the transferred ARCALYST intellectual property assets was determined utilizing forecasted cash flows attributable to commercial operations and estimated probabilities of success of such cash flows, discounted to present value utilizing the discounted cash flow method.

The fair values of the transferred mavrilimumab and vixarelimab intellectual property assets were determined utilizing future cash flows related to agreements with third-parties for the use of the applicable intellectual property and estimated probabilities of success of such cash flows, discounted to present value utilizing the discounted cash flow method.

The Company recorded UK deferred tax assets as a result of these contributions, which represent the difference between the stepped-up tax bases and the book bases for financial statement purposes. At the time of the transfers of the relevant assets, the Company recorded a valuation allowance on the full amount of the recognized deferred tax assets.

In the third quarter of 2022, the Company assessed the valuation allowance on its UK deferred tax assets and considered positive evidence, including, among other things, cumulative UK income in recent years, estimates of sales related to the Company’s commercial product ARCALYST, and future profitability in the Kiniksa UK jurisdiction. After assessing both the positive and negative evidence, the Company determined it was more likely than not that its UK deferred tax assets would be realized in the future and released the associated valuation allowance during the year ended December 31, 2022. This resulted in a benefit of $185,495.

In addition, provide us with copies of the supporting Asset Transfer Agreements.

Copies of the relevant agreements are being provided directly to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such rule, such materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Company’s Annual Report on Form 10-K. By separate letter, request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83 has been made.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact Maddy Zeylikman at (781) 431-9100.

Sincerely,

/s/ Mark Ragosa
Mark Ragosa Senior Vice President and Chief Financial Officer

/s/ Maddy Zeylikman
Maddy Zeylikman Senior Vice President, General Counsel

cc: Marko Zatylny, Ropes & Gray LLP

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.